June 20, 2006
Michele Gohlke
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Solectron Corporation Form 10-K for the Fiscal Year Ended August 26, 2005; Form 10-Q for the Quarter Ended November 25, 2005 and February 24, 2006 SEC File No. 001-11098
Dear Ms. Gohlke:
     We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated June 6, 2006, relating to Solectron Corporation’s Form 10-K for the fiscal year ended August 26, 2005 and Solectron Corporation’s Form 10-Q for the quarter ended November 25, 2005 and February 24, 2006.
     We acknowledge that:
•	Solectron Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Solectron Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
     Form 10-K for the Fiscal Year Ended August 26, 2005
     Management’s Discussion and Analysis, page 14

Michele Gohlke
Securities and Exchange Commission
June 20, 2006

Comment:
1.	Please refer to comment 5. We note from your response that you will obtain future savings from your 2005 restructuring plan in salaries and benefits, and depreciation expense that would impact cost of goods sold and SG&A expense in future periods. Please revise your future filings to include the amount of future savings from your 2005 restructuring plan and other exit activities by income statement line item and any impact on future cash flows. Refer to the guidance in SAB topic 5-P.
Response:
We will revise our disclosure in future filings to include the amounts of future savings from our 2005 restructuring plan and other exit activities and its related impacts on income statement line items and any impacts on future cash flows.
For the benefit of your review, we have set forth below restructuring MD&A language relative to the FY 2005 restructuring plan that, where appropriate, would appear in future filings consistent with the Staff’s comments:
Currently, Solectron estimates that the restructuring plan initiated during fiscal year 2005 is expected to realize a savings of approximately $30 million annually due to reductions in workforce, facility, lease and depreciation expenses. We expect a substantial amount of these savings are and will be used to offset the impact on gross margin by market forces as we consolidate facilities and shift manufacturing and repair services from high cost countries to lower costs countries. These savings predominantly relate to Cost of Sales. Cash payments scheduled in the next 12 months, which have already been accrued for, are expected to be $10.1 million.
Consolidated Financial Statements, page 37
Notes to Consolidated Financial Statements, page 42
Note 1. Summary of Significant Accounting Policies, page 42
-Revenue recognition, page 44
Comment:
2.	Please refer to prior comment 7. Please tell us and revise in future filings to expand your revenue recognition policy note to clarify at what point in the earnings process that you consider revenue earned and related to the manufacture of your products and the services that you provide to your customers.

Michele Gohlke
Securities and Exchange Commission
June 20, 2006

Response:
As requested, we will revise this section in future filings to clarify the point in time at which revenue is earned for manufacturing and service activities. For the benefit of your review, we have amended our revenue recognition policy to include the underlined suggested language:
Revenue Recognition
     Solectron principally generates revenue from the manufacture of products for customers, the repair of both in-warranty and out-of-warranty products, and the provision of supply chain services. The Company recognizes manufacturing revenue, net of estimated product return costs, when it ships goods or the goods are received by its customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal customer acceptance requirements related to manufacturing services. If such requirements or obligations exist, then the Company recognizes revenues at the time when such requirements are completed and the obligations are fulfilled. The Company recognizes service revenue when the services have been performed, and the related costs are expensed as incurred.
     We record reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 01-09, “Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” Such incentive programs include premium payments and rebates. Premium payments are up-front payments to customers at program inception, made as a part of a competitive bidding arrangement, and sometimes in lieu of acquiring manufacturing assets and workforce from the customer. Premium payments are recognized either up-front or over time based on the terms of the customer agreement. In order to recognize a premium over time, the customer agreement must clearly state that we are entitled to a refund of the premium payment from the customer, either pro rata or otherwise, if certain production levels are not achieved. Where such contractual recovery provisions exist, we believe that a probable future economic benefit exists and, thus, establish an asset, which is amortized against revenue as product and/or service delivery occurs under the contract. When the contractual recovery provisions do not exist, we record the premium payment as an immediate up-front reduction of revenues. For those incentives that require the estimation of future sales, such as for rebates, we use historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized. In the event that the actual results of these items differ from the estimates, adjustments to the sales incentive accruals are recorded. To date, these adjustments have not been material.

Michele Gohlke
Securities and Exchange Commission
June 20, 2006

     From time-to-time, Solectron includes an extended warranty at the time of product shipment. The revenue associated with the extended warranty is deferred and recognized over the extended warranty period.
     Certain customer arrangements require evaluation of the criteria outlined in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of sales and related costs or the net amount earned as commissions. Generally, when Solectron is primarily obligated in a transaction, is subject to general and physical inventory risk, has latitude in establishing prices, has discretion in selecting suppliers, changes the product or performs the service, is involved in the determination of product or service specifications, and has credit risk, or has several but not all of these indicators, revenue is recorded gross. If several of these indicators are not present, Solectron generally records the net amounts as commissions earned. For example, in a situation where a customer retains ownership of the materials utilized in their products, Solectron would generally only recognize revenue on a net basis.
Note 14. Restructuring, page 59
Comment:
3.	Please refer to comment 12. You state the fiscal year 2004 restructuring plan was expected to result in total restructuring and impairment charges of $20 million but through August 31, 2005 you had incurred approximately $24.1 million related to the plan. Revise in future filings to disclose the total amount expected to be incurred and the remaining amount to be incurred in fiscal year 2006.
Response:
With respect to the 2004 restructuring plan, we will revise our footnote disclosure in future filings to include the total amount of restructuring and impairment charges expected to be incurred and the anticipated remaining amount to be incurred in fiscal year 2006. As of the end of Solectron’s third quarter, the remaining $2.5 million accrual is primarily related to a lease obligation which will be paid out through 2011 unless we negotiate an early lease termination.

Michele Gohlke
Securities and Exchange Commission
June 20, 2006

Form 10-Q for the Quarter Ended November 25, 2005
Comment:
4.	Please refer to prior comment 15. Your proposed language to be included in future filings does not address for the reader how you will be able to obtain a restructuring plan that was approved in April 2005 of $80- $95 million to $55-$65 million that was subsequently amended. Tell us and revise in future filings to discuss the significant changes you have made or anticipate to make in your restructuring plan that was approved in April 2005 that will result in substantial cost reductions.
Response:
We respectfully submit to the Staff that the restructuring plan that was approved and announced in April 2005 indicated that $80-$95 million was the total anticipated costs to complete the restructuring plan. These anticipated costs were based on occurrence of certain future events whose occurrence would have led to a total outlay of $80-$95 million. However, some of these future events and related costs never materialized due to various factors. As a result, the company revised the estimate downwards to $55-$65 million, a decrease of approximately $30 million.
We would supplementally advise the Staff that while the company initially expected the anticipated costs would be in the range of $80-$95 million, the amount that was actually accrued at the time of announcement of the plan was only $47.4 million, as only this amount met the requirements for accrual under applicable GAAP guidance. To date, the company has incurred $57.4 million towards this restructuring plan and expects to substantially complete the plan within the amended range of $55-$65 million, which was the amount disclosed in Form 10-Q for the quarter ended November 25, 2005.
The following are the primary reasons for the revision of the plan from $80-$95 to $55-$65 million. Approximately $17 million of the decrease is due to changes in business condition, including revenue wins/retention in specific sites, voluntary employee resignations in advance of restructuring, releasing contractors rather than permanent employees, lower severance claims and market conditions not anticipated that precluded the transfer of resources from higher cost countries to lower cost countries. A portion of this decrease is due to provision adjustments that have been realized through the Statement of Operations. Anticipated facility closure and transfer costs were decreased by approximately $13 million as a result of lower than expected lease termination costs, transfer costs, and impairments of buildings, machinery and equipment for closed facilities. The cease-use date had not occurred at the time of the plan announcement and based on the analysis at that time no impairments were indicated.

Michele Gohlke
Securities and Exchange Commission
June 20, 2006

For the benefit of your review, we have set forth below an example of restructuring footnote language obtained from the Form 10-Q for the Quarter Ended February 24, 2006, and modified the footnote as underlined below that would appear in future filings consistent with the Staff’s comments:
Fiscal Year 2005 Restructuring Plan
During fiscal year 2005, in response to a decline in revenues from fiscal year 2004 levels, we reviewed our cost structure and geographic footprint and determined that cost savings could be realized by moving certain activities from high-cost facilities in Europe and North America to facilities in low cost geographies. During Fiscal 2006, due to changes in anticipated events and business conditions, the company had lowered its estimated restructuring costs for the 2005 restructuring plan from original estimates of $80-$95 million to $55-$65 million. However, for the restructuring items that were executed, the company expects cost savings to be in line with the original estimates. This restructuring plan as amended will result in restructuring charges of approximately $55 million to $65 million, and includes the following measures:
•	Closing our facilities in Hillsboro, Oregon; Winnipeg, Canada; Lincoln, California; Turnhout, Belgium; and Munich, Germany.

•	Eliminating approximately 2,400 positions at (1) the facilities being closed; (2) our facilities in Bordeaux, France; Dunfermline, Scotland; Mexico; Brazil; and other facilities; and (3) within our material procurement and sales organizations in Europe and North America. These actions included the elimination of certain positions, the migration of certain functional activities to facilities in low cost geographies and the outsourcing of certain activities.

•	Impair certain long-lived assets (primarily building and leasehold improvement) in connection with the facilities being vacated and equipment made obsolete to the extent that we would be unable to recover their carrying value upon sales to third parties.
     Cumulative restructuring costs recorded under this plan as of February 28, 2006 were $54.4 million. As of February 28, 2006, we have reduced our workforce by 2,000 personnel in connection with this plan and expect to reduce headcount by an additional 400 personnel prior to the completion of this plan. We expect to substantially complete this restructuring plan by the end of fiscal 2006.

Michele Gohlke
Securities and Exchange Commission
June 20, 2006

     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact me at (408) 956-6411 or Warren Ligan, Corporate Controller, at (408) 956-6553.

Solectron Corporation
/s/ Paul Tufano

Paul Tufano Executive Vice President and Chief Financial Officer

cc:	Tara Harkins — Staff Accountant Martin James — Senior Assistant Chief Accountant KPMG Silicon Valley